UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number:  000-50113

                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated February 28, 2007.

                                                                 Exhibit   99.1
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2006 RESULTS

Highlights

o Golar reports highest ever quarterly revenues, operating income and net income
o    Golar announces a cash dividend of $0.50 per share
o Significant increase in spot vessel earnings as a result of improved rates and utilization
o    Limited net income impact from interest rate swap valuations
o    Strong earnings of associates - Korea Line.
o    Spot market outlook softening as the winter period draws to a close
o Cyprus project awarded licence to construct and operate Floating Power Generation Plant (FPGP)

Results

Golar LNG reports its highest ever quarterly net income and operating income at $33.1 million and $40.4 million respectively, for the fourth quarter of 2006, which is increased from a net loss of $5.9 million and operating income of $23.9 million for the third quarter of 2006.

Revenues in the fourth quarter of 2006 ("the fourth quarter") are significantly increased at $72.7 million up from $55.9 million in the third quarter of 2006 ("the third quarter"). The increase is primarily as a result of strong spot vessel earnings aided by much improved charter rates during the winter period and high levels of utilization. The fourth quarter also benefited from the fact that there were no scheduled drydockings whereas there were two during the third quarter. Fourth quarter average daily time charter equivalent rates (TCE's) were $65,250 per day compared to $52,000 per day during the third quarter.

Vessel operating expenses at $13.0 million for the fourth quarter were increased from $11.2 million for the third quarter. Expenses were higher this quarter in a number of areas including crew costs.

Net interest expense for the fourth quarter was $16.3 million, which was in line with the $16.4 million expense for the third quarter.

Other financial items were a gain of $0.9 million for the fourth quarter as compared to a loss of $14.1 million for the third quarter. This improvement is primarily due to the fact that long-term interest rates were at relatively similar levels as at the close of the third quarter and the fourth quarter. Therefore the fourth quarter's results were not significantly impacted by the mark-to-market revaluation of the Company's interest rate swaps, whereas the third quarter results were because of a decline in long-term interest rates during the third quarter.

Korea Line produced strong results during the fourth quarter, primarily as a result of a buoyant drybulk market, which is the main reason for the increase in net earnings of investees from $1.6 million for the third quarter to $10.6 million for the fourth quarter. The market value of Golar's investment in Korea Line as at February 26, 2007 stood at $122 million. The book value of the investment as at December 31, 2006 was $89 million. As well as Korea Line's results, equity in net earnings of investees also includes Golar's share of the results of OLT Offshore and LNG Limited, both small losses.

For the twelve months ended December 31, 2006 the Company reports significantly improved operating revenues of $239.7 million, operating income of $115.1 million and net income of $72.5 million as compared to $171.0 million, $64.7 million and $34.5 million respectively for the twelve months ended December 31, 2005. Revenues for the twelve months ended December 31, 2006 have increased due to the addition to the fleet of the Grandis and the Granosa. These new ships have also contributed to increases in operating costs, depreciation and interest costs. As well as the addition of vessels to the fleet the results for the financial year 2006 have benefited from much improved TCE's for the Company's spot vessels but have also been affected by increases in interest rates. There were four quarter-point US dollar interest rate increases during 2006, which impacted the Company's floating rate debt.

Based on the improved results of 2006 and the subsequent strengthening of the balance sheet by recent events as discussed below, on February 28, 2007 the Board declared a dividend of $0.50 per share. The record date for the dividend is March 12, 2007, ex dividend date is March 8, 2007 and the dividend will be paid on or about March 26, 2007.

Following the completion of the newbuilding program and based on improved market conditions it is the intention of the Board to provide shareholders with a regular dividend. The level of future dividends will be dependant upon actual results achieved.

Corporate and Other Matters

In November the Golar Spirit was redelivered back to Golar at the conclusion of a successful 20-year time charter to Pertamina. Golar Spirit has performed reliably with virtually no unscheduled offhire during the 20 years of the charter.

On December 8, 2006 the Golar Winter discharged in Korea the LNG cargo that loaded and had been in storage on the vessel since June. This bought to a close an innovative, ground breaking and successful trading/charter transaction with Shell. The experience and learning gained from this deal will be of great assistance in structuring deals of this nature in the future.

Following Golar LNG's acquisition in November 2006 of 20% of the shares in the Livorno LNG regasification terminal (OLT Offshore LNG Toscana SpA) the project has continued to progress. OLT Offshore is currently in the process of reviewing a proposal for the EPCIC (Engineering, Procurement, Construction, Installation and Commissioning) of the FSRU and export system. OLT Offshore is also in the process of finalising the contracts for the onshore construction works for the Regulation and Measurement facility which is due to start during the 1st quarter of 2007.

The Company was disappointed to learn that PT Pertamina (Persero) has selected Mitsubishi Corporation, in preference to the proposal put forward by LNG Ltd, to join them in the development of a proposed 2 million tonnes per annum LNG plant in Central Sulawesi. However, it is important to add that the position with respect to the award of this project still appears not to be finally concluded and there therefore remains some small possibility for LNG Limited.

The Cyprus Floating Power Generating Plant (FPGP) project has reached a significant milestone with the regulatory authorities announcing in early January that Golar Energy Ltd (a Cyprus based subsidiary company) will be awarded a licence to construct and operate a 240 MW FPGP located some 4 miles off the coast of Cyprus at Vassilikos. Still pending is the licence to import, store and use the liquefied natural gas (LNG) required to fuel the FPGP. The regulatory authorities have announced that Golar Energy's application is complete and has now invited comments from interested parties.

Work continues on the FSRU conversion project. All major items have now been ordered and work continues on the detailed engineering. Discussions are ongoing with several interested parties for the future employment of the unit. In the meantime the Golar Spirit, which is likely to be the vessel used for the conversion, continues to be employed on the spot market until the vessel is required in the shipyard for conversion. The current schedule is for entry to the shipyard in August 2007 and delivery in January 2008.

During February 2007, the Company announced that it had signed an agreement to sell its existing interest in new building DSME hull number 2244, for the gross consideration of approximately $92.5 million, which represents an implicit vessel price of $201 million. The Company views this transaction as an opportunity to strengthen its balance sheet and realize a significant profit whilst maintaining the Company's future business potential.

Market

The short-term market for LNG Carriers in the fourth quarter continued to benefit from the high levels of "Floating Storage" of LNG with LNG shippers seeking to take advantage of potential gains from trading both regional and seasonal LNG price differentials. The large number of vessels tied up storing cargoes reduced the number of vessels available in the spot market, which in turn positively impacted spot time charter rates. Most if not all "floating storage" LNG cargoes have now discharged and as a result spot charter rates for LNG Carriers have softened moving into the first quarter. We also anticipate additional uncommitted tonnage joining the LNG Carrier Fleet in 2007 as slippage in the development and start up of LNG liquefaction projects continue.

There is approximately 13.7 mtpa of new production scheduled for commissioning (either through new installations or upgradings) in 2007. Currently there are 216 existing LNG carriers above 70,000 m(3) with 146 on order.

Outlook

The Board has started an internal evaluation on how to optimize the value of the Company's LNG logistic investments and projects. One of the options that will be considered is to spin off these assets into a separate listed vehicle; in such a case Golar would retain majority control. Final clarification in respect of this evaluation should be expected by the end of the first half of 2007.

The finalization of the newbuilding program and the charter coverage of the existing tonnage give a good basis for a reasonable dividend payment going forward.

Results for the first quarter of 2007 are likely to be positively influenced by strong development in the drybulk market and the impact this will have on the Golar's share of Korea Line's results. The Board also expects that earnings in the first quarter of 2007 from the Company's spot vessels and those under charter to Shell may show improved utilization and earnings over the same period last year but will likely be down on fourth quarter 2006. One of the Company's vessels will be drydocked during the first quarter of 2007.

The Board continues to believe that there are promising opportunities within the Company's project portfolio, which now fully cover the LNG mid-stream activities
- liquefaction, shipping, trading and regasification. Whether they are within a separate vehicle as noted above or not these projects broaden the base of the company whilst maintaining the focus on LNG and provide the opportunity to earn returns in excess of current LNG shipping returns whilst also generating opportunities to employ existing company assets.

The Board is optimistic about the future development of the Company and looks forward to the maturing of the various business opportunities currently under development.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


February 28, 2007
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Charlie Peile: Executive Vice President, Head of Commercial
Graham Robjohns: Chief Financial Officer


            GOLAR LNG LIMITED FOURTH QUARTER 2006 REPORT (UNAUDITED)

--------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                  2006          2005           2006           2005
(in thousands of $)                            Oct - Dec      Oct - Dec      Jan- Dec       Jan - Dec
                                               unaudited      unaudited      unaudited       audited

--------------------------------------------------------------------------------------------------------
Operating revenues                                  72,736         45,151        239,697        171,042
Vessel operating expenses                           12,969          8,745         44,490         37,215
Voyage expenses                                        701          1,181          9,582          4,594
Administrative expenses                              3,564          4,267         13,657         13,563
Depreciation and amortisation                       15,110         13,122         56,822         50,991
Total operating expenses                            32,344         27,315        124,551        106,363
Operating income                                    40,392         17,836        115,146         64,679
Interest income                                     11,349          8,712         40,706         35,653
Interest expense                                  (27,629)       (20,935)      (101,298)       (82,479)
Other financial items                                  902          6,009          8,436          7,507
Income before equity in net earnings of             25,014         11,622         62,990         25,360
investees, taxes and minority interest
Minority interest                                  (1,835)        (2,559)        (7,049)        (8,505)
Taxes                                                (610)          (247)        (1,257)          (818)
Equity in net earnings of investees                 10,567          1,781         17,811         18,492
Net income                                          33,136         10,597         72,495         34,529

Basic earnings per share ($)                         $0.51          $0.16          $1.11          $0.53

-------------------------------------------------------------------------------------------------------

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BALANCE SHEET                                             2006          2005
(in thousands of $)                                      Dec 31         Dec 31
                                                        unaudited       audited

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ASSETS
Short term
Cash and cash equivalents                                56,616         62,227
Restricted cash and short-term investments               52,287         49,448
Other current assets                                     22,651         17,898
Amounts due from related parties                            778             17
Long term
Restricted cash                                         778,220        696,308
Equity in net assets of non-consolidated associates     102,678         65,950
Newbuildings                                             49,713        111,565
Vessels and equipment, net                            1,465,825      1,209,044
Other long term assets                                   42,844         18,238
Total assets                                          2,571,612      2,230,695

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                        72,587         67,564
Current portion of capital lease obligations              5,269          2,466
Other current liabilities                                50,248         53,077
Amounts due to related parties                              253            886
Long term
Long term debt                                          803,771        758,183
Long term capital lease obligations                   1,009,765        801,500
Other long term liabilities                              84,816         84,878
Minority interest                                        32,436         27,587
Stockholders' equity                                    512,467        434,554
Total liabilities and stockholders' equity            2,571,612      2,230,695

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
------------------------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                                       2006           2005           2006           2005
(in thousands of $)                                        Oct - Dec       Oct - Dec      Jan - Dec      Jan - Dec
                                                           unaudited       unaudited      unaudited       audited
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                   33,136         10,597         72,495         34,529
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortisation                                15,110         13,122         56,822         50,991
Amortisation of deferred charges                                433            338          1,645          3,035
Income attributable to minority interests                     1,835          2,559          7,049          8,505
Undistributed net earnings of non-consolidated             (10,567)        (1,781)       (16,631)       (16,948)
investees
Drydocking expenditure                                         (74)          (135)        (5,864)        (9,373)
Stock-based compensation                                        706              -          2,790              -
Change in market value of equity, interest rate and         (7,542)        (3,491)       (26,156)          4,605
currency derivatives
Interest element included in capital lease obligations        1,275          1,914          5,067          7,351
Unrealised foreign exchange loss / (gain)                     6,217        (3,185)         17,644       (15,709)
Change in operating assets and liabilities                    1,842          (922)          2,358          4,040
Net cash provided by operating activities                    42,371         19,016        117,219         71,026

INVESTING ACTIVITIES
Additions to newbuildings                                  (16,606)        (2,317)      (240,906)      (140,028)
Additions to vessels and equipment                          (5,874)        (1,884)       (16,673)        (5,700)
Long-term restricted cash                                     1,326        (3,140)          5,064       (56,953)
Purchase of unlisted investments                            (5,001)              -        (5,501)        (3,000)
Purchase of marketable securities                                 -              -       (10,386)              -
Proceeds from disposal of marketable securities                   -              -          2,248              -
Short-term restricted cash and investments                    1,689        (5,745)        (2,839)        (7,495)
Net cash used in investing activities                      (24,466)       (13,086)      (268,993)      (213,176)

FINANCING ACTIVITIES
Proceeds from long-term debt                                      -              -        120,000        420,000
Proceeds from long-term capital lease obligation                  -              -        102,983         44,800
Repayments of long-term capital lease obligation            (1,062)          (515)        (3,860)        (3,004)
Repayments of long-term debt                               (23,352)       (20,697)       (69,390)      (297,206)
Financing costs paid                                            (4)          (201)        (1,370)        (3,944)
Dividends paid to minority shareholders                     (2,200)              -        (2,200)        (7,200)
Payments to repurchase equity                                     -              -              -          (667)
Net cash (used in) provided by financing activities        (26,618)       (21,413)        146,163        152,779

Net (decrease) / increase in cash and cash equivalents      (8,713)       (15,483)        (5,611)         10,629
Cash and cash equivalents at beginning of period             65,329         77,710         62,227         51,598
Cash and cash equivalents at end of period                   56,616         62,227         56,616         62,227
----------------------------------------------------------------------------------------------------------------

Notes

1. The financial information included in this report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
     The number of shares outstanding as of December 31, 2006 was 65,562,000 (September 30, 2006: 65,562,000). The weighted average number of shares outstanding for the fourth quarter

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GOLAR LNG LIMITED
                                  (registrant)


Dated:  March 1 , 2007                By:    /s/ Graham Robjohns
                                            ---------------------------------
                                              Name:   Graham Robjohns
                                              Title:  Chief Financial Officer


SK 03849 0004 752466